December 11, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Scott Anderegg

Lilyanna Peyser

Stephen Kim

Kyn Shenk

Re:	ContextLogic Inc.

Registration Statement on Form S-1

File No. 333-250531

Request for Acceleration of Effective Date

Requested Date: Tuesday, December 15, 2020

Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ContextLogic Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-250531) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, by calling Jeffrey Vetter at (650) 463-5335.

[Signature page follows]

Securities and Exchange Commission

December 11, 2020

Sincerely, CONTEXTLOGIC INC.

By:	/s/ Rajat Bahri
Rajat Bahri Chief Financial Officer Principal Financial Officer

cc:	Devang S. Shah, ContextLogic Inc.

Renee Jackson, ContextLogic Inc.

Jilliana Wong, ContextLogic Inc.

Ilan Lovinsky, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Jeffrey R. Vetter, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Ryan Gunderson, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Colin Conklin, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Dave Peinsipp, Cooley LLP

Eric Jensen, Cooley LLP

Calise Cheng, Cooley LLP